Exhibit 99.1

NaaS Technology Inc. Announces Completion of ADS Ratio Change

BEIJING, June 13, 2024 – NaaS Technology Inc. (Nasdaq: NaaS) (“NaaS” or the Company”), the first U.S. listed EV charging service company in China, today announces that the previously announced change of the ratio (the “ADS Ratio”) of its American depositary shares (the “ADSs”) to its Class A ordinary shares has taken effect at the open of business on June 13, 2024 (U.S. Eastern Time).

The change in the ADS Ratio, from one ADS to ten Class A ordinary shares to one ADS to 200 Class A ordinary shares, had the same effect as a one-for-twenty reverse ADS split. The exchange of one new ADS for every 20 previously-held ADSs occurred automatically upon effectiveness, with the previously-held ADSs cancelled and the new ADSs issued by JPMorgan Chase Bank, N.A., the depositary bank for the Company's ADS program.

The Company also announces that it has received a letter from the staff of the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) dated June 13, 2024, indicating that for the last 30 consecutive business days, the closing bid price for the ADSs was below the minimum bid price of US$1.00 per share requirement set forth in Nasdaq Listing Rule 5450(a)(1). As a result of the change in the ADS Ratio, the ADS trading price is expected to increase proportionally and the Company expects to regain compliance with the minimum bid price requirement within the 180-calendar-day compliance period prescribed under Nasdaq Listing Rule 5810(c)(3)(A), although the Company can give no assurance in this regard.

About NaaS Technology Inc.

NaaS Technology Inc. is the first U.S. listed EV charging service company in China. The Company is a subsidiary of Newlinks Technology Limited, a leading energy digitalization group in China. The Company provides one-stop solutions to energy asset owners comprising charging services, energy solutions and new initiatives, supporting every stage of energy asset's lifecycle and facilitating energy transition.

For investor and media inquiries, please contact:

Investor Relations

NaaS Technology Inc.

E-mail: ir@enaas.com

Media inquiries:

E-mail: pr@enaas.com